UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Ocera Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

89413J102

(CUSIP Number)

Thomas, McNerney & Partners

60 South Sixth Street, Suite 3620

Minneapolis, MN 55042

(612) 465-8660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Daniel Finkelman

Proskauer Rose, LLP

One International Place

Boston, MA 02110

(617)526-9755

July 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89413J102	13D	Page 2 of 36 Pages

1.	Names of Reporting Persons. Thomas, McNerney & Partners, L.P. (“TMP”) I.R.S. Identification Nos. of above persons (entities only). 41-2019635

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Sources of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,002(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,002(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,002(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.15% (2)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89413J102	13D	Page 3 of 36 Pages

(1)  Consists of (i) 1,675,677 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) non-qualified stock options to purchase 17,953 shares of Common Stock held of record by Pratik Shah; (viii) non-qualified stock options to purchase 4,736 shares of Common Stock held of record by Alex Zisson; (ix) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (x) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (xi) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN.  Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA.  In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA.  Thomas McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II.  James E. Thomas and Pete McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas, and Pete McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Eric Aguiar and Pratik Shah are the managers of TMP LLC and TMP II LLC. Pratik Shah currently serves as a director on the board of the Issuer. Pete McNerney is a member and former manager of TMP LLC and TMP II LLC. The non-qualified stock options to purchase 17,953 shares and 4,736 shares of Common Stock held of record by Pratik Shah and Alex Zisson (respectively) are held for the benefit of TMP. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuers’ shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based upon 11,288,217 shares of the Issuer’s Common Stock outstanding as of July 16, 2013, as provided by counsel to the Issuer.

CUSIP No. 89413J102	13D	Page 4 of 36 Pages

1.	Names of Reporting Persons. TMP Associates, L.P. (“TMPA”) I.R.S. Identification Nos. of above persons (entities only). 71-0919539

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Sources of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,002(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,002(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,002(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.15% (2)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89413J102	13D	Page 5 of 36 Pages

(1) Consists of (i) 1,675,677 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) non-qualified stock options to purchase 17,953 shares of Common Stock held of record by Pratik Shah; (viii) non-qualified stock options to purchase 4,736 shares of Common Stock held of record by Alex Zisson; (ix) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (x) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (xi) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Pete McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas, and Pete McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Eric Aguiar and Pratik Shah are the managers of TMP LLC and TMP II LLC. Pratik Shah currently serves as a director on the board of the Issuer. Pete McNerney is a member and former manager of TMP LLC and TMP II LLC. The non-qualified stock options to purchase 17,953 shares and 4,736 shares of Common Stock held of record by Pratik Shah and Alex Zisson (respectively) are held for the benefit of TMP. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuers’ shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based upon 11,288,217 shares of the Issuer’s Common Stock outstanding as of July 16, 2013, as provided by counsel to the Issuer.

CUSIP No. 89413J102	13D	Page 6 of 36 Pages

1.	Names of Reporting Persons. Thomas, McNerney & Partners, LLC (“TMP LLC”) I.R.S. Identification Nos. of above persons (entities only). 94-3393928

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Sources of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,002(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,002(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,002(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.15% (2)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89413J102	13D	Page 7 of 36 Pages

(1) Consists of (i) 1,675,677 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) non-qualified stock options to purchase 17,953 shares of Common Stock held of record by Pratik Shah; (viii) non-qualified stock options to purchase 4,736 shares of Common Stock held of record by Alex Zisson; (ix) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (x) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (xi) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Pete McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas, and Pete McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Eric Aguiar and Pratik Shah are the managers of TMP LLC and TMP II LLC. Pratik Shah currently serves as a director on the board of the Issuer. Pete McNerney is a member and former manager of TMP LLC and TMP II LLC. The non-qualified stock options to purchase 17,953 shares and 4,736 shares of Common Stock held of record by Pratik Shah and Alex Zisson (respectively) are held for the benefit of TMP. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuers’ shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based upon 11,288,217 shares of the Issuer’s Common Stock outstanding as of July 16, 2013, as provided by counsel to the Issuer.

CUSIP No. 89413J102	13D	Page 8 of 36 Pages

1.	Names of Reporting Persons. TMP Nominee, LLC (“TMPN”) I.R.S. Identification Nos. of above persons (entities only). 01-0743210

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Sources of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,002(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,002(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,002(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.15% (2)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89413J102	13D	Page 9 of 36 Pages

(1) Consists of (i) 1,675,677 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) non-qualified stock options to purchase 17,953 shares of Common Stock held of record by Pratik Shah; (viii) non-qualified stock options to purchase 4,736 shares of Common Stock held of record by Alex Zisson; (ix) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (x) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (xi) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Pete McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas, and Pete McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Eric Aguiar and Pratik Shah are the managers of TMP LLC and TMP II LLC. Pratik Shah currently serves as a director on the board of the Issuer. Pete McNerney is a member and former manager of TMP LLC and TMP II LLC. The non-qualified stock options to purchase 17,953 shares and 4,736 shares of Common Stock held of record by Pratik Shah and Alex Zisson (respectively) are held for the benefit of TMP. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuers’ shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based upon 11,288,217 shares of the Issuer’s Common Stock outstanding as of July 16, 2013, as provided by counsel to the Issuer.

CUSIP No. 89413J102	13D	Page 10 of 36 Pages

1.	Names of Reporting Persons. Thomas, McNerney & Partners II, L.P. (“TMP II”) I.R.S. Identification Nos. of above persons (entities only). 72-1618589

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Sources of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,002(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,002(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,002(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.15% (2)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89413J102	13D	Page 11 of 36 Pages

(1) Consists of (i) 1,675,677 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) non-qualified stock options to purchase 17,953 shares of Common Stock held of record by Pratik Shah; (viii) non-qualified stock options to purchase 4,736 shares of Common Stock held of record by Alex Zisson; (ix) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (x) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (xi) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Pete McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas, and Pete McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Eric Aguiar and Pratik Shah are the managers of TMP LLC and TMP II LLC. Pratik Shah currently serves as a director on the board of the Issuer. Pete McNerney is a member and former manager of TMP LLC and TMP II LLC. The non-qualified stock options to purchase 17,953 shares and 4,736 shares of Common Stock held of record by Pratik Shah and Alex Zisson (respectively) are held for the benefit of TMP. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuers’ shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based upon 11,288,217 shares of the Issuer’s Common Stock outstanding as of July 16, 2013, as provided by counsel to the Issuer.

CUSIP No. 89413J102	13D	Page 12 of 36 Pages

1.	Names of Reporting Persons. TMP Associates II, L.P. (“TMPA II”) I.R.S. Identification Nos. of above persons (entities only). 20-5878656

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Sources of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,002(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,002(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,002(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.15% (2)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89413J102	13D	Page 13 of 36 Pages

(1) Consists of (i) 1,675,677 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) non-qualified stock options to purchase 17,953 shares of Common Stock held of record by Pratik Shah; (viii) non-qualified stock options to purchase 4,736 shares of Common Stock held of record by Alex Zisson; (ix) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (x) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (xi) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Pete McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas, and Pete McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Eric Aguiar and Pratik Shah are the managers of TMP LLC and TMP II LLC. Pratik Shah currently serves as a director on the board of the Issuer. Pete McNerney is a member and former manager of TMP LLC and TMP II LLC. The non-qualified stock options to purchase 17,953 shares and 4,736 shares of Common Stock held of record by Pratik Shah and Alex Zisson (respectively) are held for the benefit of TMP. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuers’ shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based upon 11,288,217 shares of the Issuer’s Common Stock outstanding as of July 16, 2013, as provided by counsel to the Issuer.

CUSIP No. 89413J102	13D	Page 14 of 36 Pages

1.	Names of Reporting Persons. Thomas, McNerney & Partners II, LLC (“TMP II LLC”) I.R.S. Identification Nos. of above persons (entities only). 72-1618588

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Sources of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,002(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,002(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,002(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.15% (2)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89413J102	13D	Page 15 of 36 Pages

(1) Consists of (i) 1,675,677 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) non-qualified stock options to purchase 17,953 shares of Common Stock held of record by Pratik Shah; (viii) non-qualified stock options to purchase 4,736 shares of Common Stock held of record by Alex Zisson; (ix) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (x) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (xi) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Pete McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas, and Pete McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Eric Aguiar and Pratik Shah are the managers of TMP LLC and TMP II LLC. Pratik Shah currently serves as a director on the board of the Issuer. Pete McNerney is a member and former manager of TMP LLC and TMP II LLC. The non-qualified stock options to purchase 17,953 shares and 4,736 shares of Common Stock held of record by Pratik Shah and Alex Zisson (respectively) are held for the benefit of TMP. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuers’ shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based upon 11,288,217 shares of the Issuer’s Common Stock outstanding as of July 16, 2013, as provided by counsel to the Issuer.

CUSIP No. 89413J102	13D	Page 16 of 36 Pages

1.	Names of Reporting Persons. TMP Nominee II, LLC (“TMPN II”) I.R.S. Identification Nos. of above persons (entities only). 20-5878544

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Sources of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,002(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,002(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,002(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.15% (2)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89413J102	13D	Page 17 of 36 Pages

(1) Consists of (i) 1,675,677 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) non-qualified stock options to purchase 17,953 shares of Common Stock held of record by Pratik Shah; (viii) non-qualified stock options to purchase 4,736 shares of Common Stock held of record by Alex Zisson; (ix) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (x) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (xi) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Pete McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas, and Pete McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Eric Aguiar and Pratik Shah are the managers of TMP LLC and TMP II LLC. Pratik Shah currently serves as a director on the board of the Issuer. Pete McNerney is a member and former manager of TMP LLC and TMP II LLC. The non-qualified stock options to purchase 17,953 shares and 4,736 shares of Common Stock held of record by Pratik Shah and Alex Zisson (respectively) are held for the benefit of TMP. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuers’ shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based upon 11,288,217 shares of the Issuer’s Common Stock outstanding as of July 16, 2013, as provided by counsel to the Issuer.

CUSIP No. 89413J102	13D	Page 18 of 36 Pages

1.	Names of Reporting Persons. James E. Thomas I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Sources of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,002(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,002(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,002(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.15% (2)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89413J102	13D	Page 19 of 36 Pages

(1) Consists of (i) 1,675,677 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) non-qualified stock options to purchase 17,953 shares of Common Stock held of record by Pratik Shah; (viii) non-qualified stock options to purchase 4,736 shares of Common Stock held of record by Alex Zisson; (ix) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (x) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (xi) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Pete McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas, and Pete McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Eric Aguiar and Pratik Shah are the managers of TMP LLC and TMP II LLC. Pratik Shah currently serves as a director on the board of the Issuer. Pete McNerney is a member and former manager of TMP LLC and TMP II LLC. The non-qualified stock options to purchase 17,953 shares and 4,736 shares of Common Stock held of record by Pratik Shah and Alex Zisson (respectively) are held for the benefit of TMP. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuers’ shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based upon 11,288,217 shares of the Issuer’s Common Stock outstanding as of July 16, 2013, as provided by counsel to the Issuer.

CUSIP No. 89413J102	13D	Page 20 of 36 Pages

1.	Names of Reporting Persons. Pratik Shah I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Sources of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,002(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,002(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,002(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.15% (2)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89413J102	13D	Page 21 of 36 Pages

(1) Consists of (i) 1,675,677 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) non-qualified stock options to purchase 17,953 shares of Common Stock held of record by Pratik Shah; (viii) non-qualified stock options to purchase 4,736 shares of Common Stock held of record by Alex Zisson; (ix) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (x) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (xi) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Pete McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas, and Pete McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Eric Aguiar and Pratik Shah are the managers of TMP LLC and TMP II LLC. Pratik Shah currently serves as a director on the board of the Issuer. Pete McNerney is a member and former manager of TMP LLC and TMP II LLC. The non-qualified stock options to purchase 17,953 shares and 4,736 shares of Common Stock held of record by Pratik Shah and Alex Zisson (respectively) are held for the benefit of TMP. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuers’ shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based upon 11,288,217 shares of the Issuer’s Common Stock outstanding as of July 16, 2013, as provided by counsel to the Issuer.

CUSIP No. 89413J102	13D	Page 22 of 36 Pages

1.	Names of Reporting Persons. Alex Zisson I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Sources of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,002(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,002(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,002(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.15% (2)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89413J102	13D	Page 23 of 36 Pages

(1) Consists of (i) 1,675,677 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) non-qualified stock options to purchase 17,953 shares of Common Stock held of record by Pratik Shah; (viii) non-qualified stock options to purchase 4,736 shares of Common Stock held of record by Alex Zisson; (ix) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (x) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (xi) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Pete McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas, and Pete McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Eric Aguiar and Pratik Shah are the managers of TMP LLC and TMP II LLC. Pratik Shah currently serves as a director on the board of the Issuer. Pete McNerney is a member and former manager of TMP LLC and TMP II LLC. The non-qualified stock options to purchase 17,953 shares and 4,736 shares of Common Stock held of record by Pratik Shah and Alex Zisson (respectively) are held for the benefit of TMP. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuers’ shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based upon 11,288,217 shares of the Issuer’s Common Stock outstanding as of July 16, 2013, as provided by counsel to the Issuer.

CUSIP No. 89413J102	13D	Page 24 of 36 Pages

1.	Names of Reporting Persons. Eric Aguiar I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Sources of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,002(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,002(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,002(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.15% (2)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89413J102	13D	Page 25 of 36 Pages

(1) Consists of (i) 1,675,677 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) non-qualified stock options to purchase 17,953 shares of Common Stock held of record by Pratik Shah; (viii) non-qualified stock options to purchase 4,736 shares of Common Stock held of record by Alex Zisson; (ix) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (x) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (xi) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Pete McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas, and Pete McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Eric Aguiar and Pratik Shah are the managers of TMP LLC and TMP II LLC. Pratik Shah currently serves as a director on the board of the Issuer. Pete McNerney is a member and former manager of TMP LLC and TMP II LLC. The non-qualified stock options to purchase 17,953 shares and 4,736 shares of Common Stock held of record by Pratik Shah and Alex Zisson (respectively) are held for the benefit of TMP. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuers’ shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based upon 11,288,217 shares of the Issuer’s Common Stock outstanding as of July 16, 2013, as provided by counsel to the Issuer.

CUSIP No. 89413J102	13D	Page 26 of 36 Pages

1.	Names of Reporting Persons. Peter McNerney I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Sources of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,002(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,002(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,002(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.15% (2)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89413J102	13D	Page 27 of 36 Pages

(1) Consists of (i) 1,675,677 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) non-qualified stock options to purchase 17,953 shares of Common Stock held of record by Pratik Shah; (viii) non-qualified stock options to purchase 4,736 shares of Common Stock held of record by Alex Zisson; (ix) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (x) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (xi) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Pete McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas, and Pete McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Eric Aguiar and Pratik Shah are the managers of TMP LLC and TMP II LLC. Pratik Shah currently serves as a director on the board of the Issuer. Pete McNerney is a member and former manager of TMP LLC and TMP II LLC. The non-qualified stock options to purchase 17,953 shares and 4,736 shares of Common Stock held of record by Pratik Shah and Alex Zisson (respectively) are held for the benefit of TMP. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuers’ shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based upon 11,288,217 shares of the Issuer’s Common Stock outstanding as of July 16, 2013, as provided by counsel to the Issuer.

CUSIP No. 89413J102	13D	Page 28 of 36 Pages

Schedule 13D

Item 1. Security and Issuer.

This statement relates to the common stock, $0.00001 par value (the “Common Stock”) of Ocera Therapeutics, Inc., formerly known as Tranzyme, Inc. (the “Issuer”), having its principal executive office at 12651 High Bluff Drive, Suite 230, San Diego, California 92130.

Item 2. Identity and Background.

This statement is being filed by:

Thomas McNerney & Partners, L.P. (“TMP”), TMP Associates, L.P. (“TMPA”), TMP Nominee, LLC (“TMPN”), Thomas, McNerney & Partners, LLC (“TMP LLC”), Thomas McNerney & Partners II, L.P. (“TMP II”), TMP Associates II, L.P. (“TMPA II”), TMP Nominee II, LLC (“TMPN II”), Thomas McNerney & Partners II, LLC (“TMP II LLC”), James E. Thomas, Pratik Shah, Alex Zisson, Eric Aguiar, and Pete McNerney.

TMP LLC, the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA.  In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA.   James E. Thomas and Pete McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Eric Aguiar and Pratik Shah are the managers of TMP LLC. Pete McNerney is a member and former manager of TMP LLC.

TMP II LLC, the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Pete McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Pratik Shah and Eric Aguiar are the managers of TMP II LLC. Pete McNerney is a member and former manager of TMP II LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal office and principal business address of the Reporting Persons is 60 South Sixth Street, Suite 3620, Minneapolis, MN 55042.

The principal business of TMP, TMPA, TMPN, TMP II, TMPA II, and TMPN II is to invest in life science and medical technology companies located principally in the United States. The principal business of TMP LLC is to act as the general partner of TMP and TMPA. The principal business of TMP II LLC is to act as the general partner of TMP II and TMPA II. The principal business of each of James E. Thomas, Pratik Shah, Alex Zisson, and Eric Aguiar is to manage TMP LLC, TMP II LLC and a number of affiliated partnerships with similar businesses. The principal business of Pete McNerney is to manage TMPN and TMPN II. Pratik Shah is currently a director on the board of the Issuer.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 89413J102	13D	Page 29 of 36 Pages

TMP, TMPA, TMP II, and TMPA II are each a limited partnership organized under the laws of the State of Delaware. TMPN, TMPN II, TMP LLC and TMP II LLC are each a limited liability company organized under the laws of the State of Delaware. Each of James E. Thomas, Pratik Shah, Alex Zisson, Eric Aguiar, and Pete McNerney are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration.

Tranzyme, Inc. (the “Tranzyme”) and Ocera Therapeutics, Inc., (“Former Ocera”) entered into that certain agreement and plan of merger and reorganization, dated April 23, 2013 (the “Merger Agreement”), pursuant to which a wholly owned subsidiary of Tranzyme merged with and into Former Ocera, with Former Ocera continuing as the surviving corporation as a wholly owned subsidiary of Tranzyme (the “Merger”). Prior to the Merger, TMP, TMPA, and TMPN owned shares of Tranzyme and reported such beneficial ownership on Schedule 13G, as last amended and filed with the Securities and Exchange Commission on February 12, 2013. Prior to the Merger, TMP, TMPA, and TMPN also owned shares of Former Ocera. As a result of the Merger, shares of Former Ocera owned by TMP, TMPA, and TMPN were converted into shares of Tranzyme.

Immediately following the consummation of the Merger, TMP II, TMPA II, and TMPN II acquired shares of the Common Stock of Tranzyme, now the Issuer, in a private placement transaction (the “Private Placement”). The shares of Common Stock purchased in the Private Placement were purchased with the working capital of the respective funds, TMP II, TMPA II and TMPN II.

Tranzyme’s shareholders also approved the change of the name to "Ocera Therapeutics, Inc." (“Ocera” or the “Issuer”).

Alex Zisson, formerly a member of the board of directors of Tranzyme, was granted 56,835 stock options pursuant to Tranzyme’s 2011 Stock Option and Incentive Plan, qualified under Rule 16b-3(d). As of the date of this filing, all of such options have vested. Post-Merger and reverse stock-split, such stock options are currently excercisable for 4,735 shares of the Issuer’s Common Stock. Such options are held for the benefit of TMP.

Pratik Shah, currently a director of the Issuer, was granted 150,000 options pursuant to the 2005 Stock Plan Stock Option Agreement for Former Ocera. All rights with respect to each Former Ocera option were assumed by the Issuer in accordance with their terms in connection with the Merger. As of the date of this filing, all of such options have vested. Post-Merger and reverse stock-split, these stock options are currently excerciseable for 17,953 shares of the Issuer’s Common Stock. Such options are held for the benefit of TMP.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of the Issuer’s Common Stock reported on this Schedule 13D (the “Securities”) for investment purposes.

Each of the Reporting Persons intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

CUSIP No. 89413J102	13D	Page 30 of 36 Pages

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	TMP, TMPA, TMPN, TMP II, TMPA II, TMPN II, Alex Zisson and Pratik Shah, are the record owners of the Common Stock and options to acquire Common Stock as applicable.

In addition, pursuant to Tranzyme’s 2011 Stock Option and Incentive Plan, Alex Zisson was granted stock options excersiable for 51,835 shares of Tranzyme. Post-Merger and reverse stock-split, these stock options are currently excercisable for 4,735 shares of the Issuer’s Common Stock.

Pursuant to the 2005 Stock Plan Stock Option Agreement for Former Ocera, Pratik Shah was granted stock options excersiable for 150,000 shares of Former Ocera common stock. Post-Merger and reverse stock-split, these stock options are currently excerciseable for 17,953 shares of the Issuer’s Common Stock. All of such stock options are fully vested. Pursuant to the terms of the Merger Agreement, the stock options were converted into stock options for the securities of the Issuer.

CUSIP No. 89413J102	13D	Page 31 of 36 Pages

Each Reporting Person disclaims beneficial ownership of the Issuers’ shares other than with regard to those shares which each such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of each such Reporting Person’s cover sheet. Such percentage was calculated based on 11,288,217 shares deemed to be outstanding, as of July 16, 2013 as communicated to the Reporting Persons by counsel to the Issuer on July 16, 2013.

(b)	Regarding the number of shares of Common Stock as to which such Reporting Person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

TMP, TMPA, TMPN are party to a Fourth Amended and Restated Registration Rights Agreement, dated May 12, 2005, by and among the Issuer and certain of its other stockholders (the “Fourth Amended Registration Rights Agreement”). The Fourth Amended Registration Rights Agreement grants the parties thereto certain demand, piggyback and Form S-3 registration rights with regard to the shares of Common Stock held by the parties to the Agreement. The Fourth Amended Registration Rights Agreement is attached as Exhibit 4.2 to the Issuer’s Quarterly Report, filed with the SEC on May 14, 2013 and is incorporated by reference herein.

In connection with the Private Placement, the Issuer and TMP II, TMPA II, TMPN II, and certain other investors (together, the “Investors”) entered into a registration rights agreement that grants customary registration rights to the Investors that will cover the shares of Common Stock issued in connection with such Private Placement, as well as all other shares held by the Investors. The registration rights agreement entered into in connection with the Private Placement is attached as Annex E to the Issuer’s Definitive Proxy Statement, filed with the SEC on June 10, 2013 and is incorporated by reference herein.

James E. Thomas and Peter McNerney, as managers and members of TMPN, are parties to the TMPN operating agreement, pursuant to which the managers of TMPN agree to take all actions with respect to any securities held or maintained pursuant to this agreement which the general partner of TMP takes with respect to the same securities. James E. Thomas and Peter H. McNerney are the managers of TMPN and have shared voting and dispositive power over these securities provided that they are obligated to exercise this voting and dispositive power in the same manner as TMP LLC votes and disposes of the Issuer's other securities over which TMP LLC exercises voting and dispositive power.

CUSIP No. 89413J102	13D	Page 32 of 36 Pages

James E. Thomas and Peter McNerney, as managers and members of TMPN II, are parties to the TMPN II operating agreement, pursuant to which the managers of TMPN II agree to take all actions with respect to any securities held or maintained pursuant to this agreement which the general partner of TMP II takes with respect to the same securities. James E. Thomas and Peter H. McNerney are the managers of TMPN II and have shared voting and dispositive power over these securities provided that they are obligated to exercise this voting and dispositive power in the same manner as TMP II LLC votes and disposes of the Issuer's other securities over which TMP II LLC exercises voting and dispositive power.

Alex Zisson is party to an agreement with TMP LLC, pursuant to which Alex Zisson acknowledges and agrees, in accordance with Section 8.1 of the Fourth Amended and Restated Operating Agreement of Thomas, McNerney & Partners, LLC, to hold any options granted to him is his role as a board member, for the benefit of TMP.

Pratik Shah is party to an agreement with TMP LLC, pursuant to which Pratik Shah acknowledges and agrees, in accordance with Section 8.1 of the Fourth Amended and Restated Operating Agreement of Thomas, McNerney & Partners, LLC, to hold any options granted to him is his role as a board member, for the benefit of TMP.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 24 day of July, 2013.

/s/ James E. Thomas Manager of Thomas, McNerney & Partners, LLC, the general partner of Thomas, McNerney & Partners, L.P.	July 24, 2013
/s/ James E. Thomas Manager of TMP Nominee, LLC	July 24, 2013
/s/ James E. Thomas Manager of Thomas, McNerney & Partners, LLC, the general partner of TMP Associates, L.P	July 24, 2013
/s/ James E. Thomas Manager of Thomas, McNerney & Partners, LLC	July 24, 2013
/s/ James E. Thomas Manager of Thomas, McNerney & Partners II, LLC, the general partner of Thomas, McNerney & Partners II, L.P.	July 24, 2013
/s/ James E. Thomas Manager of TMP Nominee II, LLC	July 24, 2013
/s/ James E. Thomas Manager of Thomas, McNerney & Partners II, LLC, the general partner of TMP Associates II, L.P.	July 24, 2013
/s/ James E. Thomas Manager of Thomas, McNerney & Partners II, LLC	July 24, 2013
/s/ James E. Thomas James E. Thomas	July 24, 2013
/s/ Peter McNerney Peter McNerney	July 24, 2013
/s/ Alex Zisson Alex Zisson	July 24, 2013
/s/ Pratik Shah Pratik Shah	July 24, 2013
/s/ Eric Aguiar Eric Aguiar	July 24, 2013

CUSIP No. 89413J102	13D	Page 34 of 36 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Ocera Therapeutics, Inc.

EXECUTED this 24 day of July, 2013.

/s/ James E. Thomas Manager of Thomas, McNerney & Partners, LLC, the general partner of Thomas, McNerney & Partners, L.P.	July 24, 2013
/s/ James E. Thomas Manager of TMP Nominee, LLC	July 24, 2013
/s/ James E. Thomas Manager of Thomas, McNerney & Partners, LLC, the general partner of TMP Associates, L.P	July 24, 2013
/s/ James E. Thomas Manager of Thomas, McNerney & Partners, LLC	July 24, 2013
/s/ James E. Thomas Manager of Thomas, McNerney & Partners II, LLC, the general partner of Thomas, McNerney & Partners II, L.P.	July 24, 2013
/s/ James E. Thomas Manager of TMP Nominee II, LLC	July 24, 2013
/s/ James E. Thomas Manager of Thomas, McNerney & Partners II, LLC, the general partner of TMP Associates II, L.P.	July 24, 2013
/s/ James E. Thomas Manager of Thomas, McNerney & Partners II, LLC	July 24, 2013
/s/ James E. Thomas James E. Thomas	July 24, 2013
/s/ Peter McNerney Peter McNerney	July 24, 2013
/s/ Alex Zisson Alex Zisson	July 24, 2013
/s/ Pratik Shah Pratik Shah	July 24, 2013
/s/ Eric Aguiar Eric Aguiar	July 24, 2013